UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29184/March 24, 2010

_____
In the Matter of   :
                                          :
GROSVENOR REGISTERED MULTI-STRATEGY :
    FUND NEWSUB, LLC   :
c/o Banc of America Investment :
    Advisors, Inc.   :
One Financial Center   :
Boston, MA 02111   :
                                          :
(811-22373)   :
                                          :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Grosvenor Registered Multi-Strategy Fund NewSub, LLC filed an
application on January 22, 2010, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On February 26, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29161). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                              Deputy Secretary